Confidential Treatment Requested

Pursuant to 17 C.F.R. SECTION 200.83

December 20, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 10 F Street NE Washington, D.C. 20549

Attn:	Claudia Rios and Kevin Dougherty

Re:	Grupo Aeroméxico, S.A.B. de C.V.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted , 2023

CIK 0001561861

Dear Ms. Rios and Mr. Dougherty:

In connection with the above-referenced Amendment No. 2 to the draft registration statement on Form F-1 confidentially submitted on October 10, 2023 (the “Amendment to Draft Registration Statement”) relating to the proposed offering of equity securities of Grupo Aeroméxico, S.A.B. de C.V. (the “Issuer”), we are writing to submit the Issuer’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated November 6, 2023 (the “Comment Letter”).

The Issuer has revised the draft registration statement in response to the Comment Letter and is confidentially submitting concurrently with this letter Amendment No. 3 to the draft registration statement via EDGAR (“Amendment No. 3”). Amendment No. 3 reflects the Issuer’s response to the comment received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Issuer’s response. All page references in the response set forth below refer to page numbers in Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 10, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.

We note your presentation of condensed interim statements of profit or loss and other comprehensive income for the six-month and three-months periods ended June 30, 2023 and 2022 on page F-93. In that regard, please expand management’s discussion and analysis to include a discussion of your results of operations for the three months ended June 30, 2023 and 2022. Refer to Item 5 of Form 20-F.

Confidential Treatment Requested

Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

December 20, 2023

Response: The Issuer respectfully acknowledges the Staff’s comment and notes that it has updated the financial statements in Amendment No. 3 to include the period ended September 30, 2023. In addition to updating management’s discussion and analysis generally, the Issuer has revised the disclosure on pages 97, 98, 99,100 and 101 of Amendment No. 3 to include a discussion of the three-month period ended September 30, 2023 where factors specific to that period were relevant to the analysis of the Issuer’s results of operations.

Please do not hesitate to contact John Vetterli at (212) 819-8816 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Andrés Conesa Labastida, Grupo Aeroméxico, S.A.B. de C.V.

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